Exhibit 99.2

Brookfield WEALTH SOLUTIONS LTD.

REPORT ON VOTING RESULTS

Annual General and Special Meeting of Shareholders
June 10, 2025

National Instrument 51-102 – Section 11.3 (Canada)

An annual general and special meeting of the holders of class A exchangeable limited voting shares (“class A shares”), class B limited voting shares (“class B shares”) and class C non-voting shares (“class C shares”) of Brookfield Wealth Solutions Ltd. (the “company”) was held on June 10, 2025 at 10:30 AM Eastern Daylight Time, in a virtual meeting format via live audio webcast.

The following is a summary of the votes cast by the holders of the class A shares, class B shares, and class C shares represented at this meeting. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the company dated May 8, 2025 (the “Circular”).

Election of Directors

All of the 10 nominees proposed by management for election to the board of directors of the company were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of class A shares in regard to the election of the five directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
Dr. Soonyoung Chang	23,747,124	99.17	199,324	0.83
William Cox	22,970,300	95.92	976,149	4.08
Michele Coleman Mayes	23,696,733	98.96	249,716	1.04
Lars Rodert	23,273,435	97.19	673,014	2.81
Anne Schaumburg	23,678,628	98.88	267,820	1.12

Management received a proxy from the holder of class B shares to vote all 24,000 class B shares for each of the five directors nominated for election by this shareholder class:

Director Nominee	Votes For	%
Barry Blattman	24,000	100
Gregory Morrison	24,000	100
Lori Pearson	24,000	100
Sachin Shah	24,000	100
Jay Wintrob	24,000	100

Appointment of External Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of the votes cast by the holders of class A shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	24,067,742	99.90	22,932	0.10
class B shares	Carried	24,000	100	Nil	Nil

Return of Capital Distribution Resolution

The resolution approving a quarterly return of capital distribution on the class A shares and the class B shares of the company in respect of the periods ending on or around September 29, 2025, December 31, 2025, March 31, 2026 and June 30, 2026, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	23,926,776	99.92	19,672	0.08
class B shares	Carried	24,000	100	Nil	Nil

Share Issuance Resolution

The resolution for the issuance of up to a maximum of 150,000,000 class A shares, during the twelve-month period from the date of the meeting, in connection with one or more Share Issuance Transaction was approved by the majority of the votes cast by the holders of class A shares, class B shares and class C shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares, class B shares and class C shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares*	Carried	18,124,787	99.74	46,634	0.26
class B shares	Carried	24,000	100	Nil	Nil
class C shares	Carried	201,116,647	100	Nil	Nil

* Excluding 5,775,027 class A shares (which includes the impact of the Class A Voting Adjustment), subject to the Class A Voting Adjustment, required to be excluded under the rules of the Toronto Stock Exchange.

Other Business

There were no other matters coming before this meeting that required a vote by any of the shareholders of our company.

BROOKFIELD WEALTH SOLUTIONS LTD.

By:	/s/ Seamus MacLoughlin
Seamus MacLoughlin Corporate Secretary

Date: June 10, 2025